Exhibit 99.1

Alps Group Appoints Former Ernst & Young Partner to Board of Directors, Strengthening Governance and Capital Markets Oversight

KUALA LUMPUR, Malaysia, April 17, 2026 - Alps Group Inc (the “Company” or “Alps Group”), the parent company of Alps Life Sciences Inc. (“Alps Holdco”), a biotechnology research and healthcare platform focused on predictive, preventive, and precision medicine, announced the appointment of Mr. Hee H. Lee (“Mr. Lee”) to its Board of Directors (the “Board”), effective April 17, 2026. The Company’s Board will increase from five (5) to six (6) directors in connection with this appointment. Mr. Lee is considered independent under applicable Nasdaq rules and is expected to serve as a member of the Audit Committee and the Compensation Committee.

Mr. Lee has over 35 years of experience in the public accounting and advisory services, including his tenure as a Partner at Ernst & Young LLP (“EY”) within its Global Financial Services Organization. During his career, Mr. Lee advised boards of directors and senior management of financial institutions on financial reporting, corporate governance, structured transactions, and capital markets matters.

At EY, Mr. Lee established and led the Americas Financial Accounting Advisory Services (“FAAS”) practice within the financial services sector. His experience spans asset management, banking, insurance, private equity, and fintech/digital assets. He has advised on derivatives, securitization, structured financing, initial public offerings, and mergers and acquisitions, and served for more than 20 years as an advisor to the International Swaps and Derivatives Association (“ISDA”), contributing to the development and interpretation of industry standards affecting global capital markets.

Mr. Lee is a Certified Public Accountant licensed in the State of New York and a member of the American Institute of Certified Public Accountants. He holds a Master of Accountancy and Financial Information Systems from Cleveland State University and a Bachelor of Business Administration from the University of Louisiana at Lafayette. He has also completed executive education programs in board and leadership development at Harvard University and the Kellogg School of Management.

“Mr. Lee’s experience in financial reporting, governance, and capital markets will strengthen the Board’s oversight and support the Company’s ongoing development as a public company,” said Dr. Tham Seng Kong, Chief Executive Officer of Alps Group.

“I am pleased to join the Board of Alps Group Inc and look forward to contributing to the Company’s strategic direction and governance framework. The Company’s focus on healthcare innovation is aligned with my professional and personal interests, and I look forward to working with the Board and management team.” said Mr. Lee.

About Alps Group

Alps Group Inc is the parent company of Alps Life Sciences Inc., an integrated biotechnology platform integrating research and development, medical services, and wellness solutions of advanced therapies under one unified ecosystem aimed at improving healthcare outcomes globally. Alps Group’s mission is to create a fair healthcare ecosystem, to make advance predictive, preventive, and precision medicine accessible and affordable.

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the Securities and Exchange Commission (“SEC”) by the Company and other documents that we may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.

Investor Relations Contact

Alps Group Inc

Email: investorrelations@alpsmedical.com